Announcement Summary

Entity name

CLINUVEL PHARMACEUTICALS LIMITED

Announcement Type

New announcement

Date of this announcement

Monday July 27, 2026

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation
CUVAK	PERFORMANCE RIGHTS	124,153	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	24/07/2026

Refer to next page for full details of the announcement

Part 1 - Announcement Details

1.1 Name of +Entity

CLINUVEL PHARMACEUTICALS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	**Registration Number**
ABN	88089644119

1.3 ASX issuer code

CUV

1.4 The announcement is
New announcement

1.5 Date of this announcement

27/7/2026

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

CUVAK : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased

Number of securities that have ceased

124,153

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation

24/7/2026

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue
CUV : ORDINARY FULLY PAID	50,427,898

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
CUVAK : PERFORMANCE RIGHTS	890,028

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.